[North Star Partners Letterhead]

February 13, 2006

Mr. Charles Knight
President and CEO
AmeriVest Properties Inc.
1780 South Bellaire Street
Suite 100
Denver, CO 80222

Dear Mr. Knight:

North Star Partners, on behalf of its clients, owns 6.8% of the outstanding shares of AmeriVest Properties, Inc. (AMV). We are writing to express our concern over the recent announcement regarding the Board’s approval of a plan of liquidation. While we continue to believe that a plan of liquidation is in the best interest of shareholders, we are disappointed with both the estimated projected distributions and the timetable over which it is expected to occur.

For the liquidating distributions to be as low as $4.20/share, one of two things must happen. Either capitalization rates on the remaining properties will be disappointing versus both current market rates and prior sales, or expenses will be unacceptably high. With the property sales being conducted by a reputable broker, we trust that we will achieve market cap-rates. However based upon the experience in selling the last five properties, we are concerned that closing costs and adjustments will eat up a significant amount of shareholders’ already impaired capital. By our calculations, closing costs/adjustments have averaged over 4% of the announced sale prices, which together with AMV’s leverage has resulted in a meaningful amount of per share value leakage. The company’s refusal to disclose the make up of these costs makes us suspicious as to whether they might be better managed.

In addition to the high closing costs, we remain extremely concerned by the high level of corporate overhead. We have tried repeatedly to discuss this with AMV’s lead director, Mr. Holman, but he has been unwilling to return our calls. In today’s environment it is surprising that the company would designate a lead director who is unwilling to communicate with a significant shareholder. Thursday’s press release fails to say anything about expected costs to wind up the company and here again we are afraid that we will suffer more value leakage. It is our view that there should be no special payments made to any company employees or directors in connection with their final terms of service. Liquidating AMV should be a simple process and there certainly is not a success to be celebrated here with success bonuses. We think it is imperative that ALL costs be meticulously controlled during the liquidation but have not seen evidence that this will be the case.

The expected time frame for selling a portfolio of 12 office buildings in the midst of a very healthy commercial real estate market is also disappointing. How can it possibly take anywhere close to two years? Clearly the timing of distributions is also an important element of the final shareholder value and we are discouraged with the lack of urgency shown to date.

As a result of our concerns, we are hereby asking the Board of Directors to appoint an independent shareholder to the Board to help oversee the liquidation. An independent owner, with no stake in the management of the company or its past decisions, would clearly be the best advocate of maximizing the present value of distributions to the shareholders. With the stock down nearly 40% in the last twelve months, it would be prudent for the Board to have an independent observer watch over the winding up of the remaining assets to give shareholders additional assurance that it is done as quickly and efficiently as possible. North Star Partners would be happy to serve in that role or would be open to discussing with other large shareholders who they might feel is appropriate. We look forward to hearing from you and the Board regarding our request.

Sincerely,

/s/ Andrew R. Jones

Andrew R. Jones, CFA